[Letterhead of Cooley

Godward Kronish LLP]

July 22, 2009

Peggy Kim, Esq., Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

RE:	Exelixis, Inc. Schedule TO-I Filed July 7, 2009 File No. 005-59687

Dear Ms. Kim:

On behalf of our client, Exelixis, Inc. (the “Company”), this letter responds to the oral comments issued on July 20, 2009 and July 21, 2009 by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Tender Offer Statement on Schedule TO initially filed on July 7, 2009, as amended (the “Schedule TO”). As requested, this response letter supplements the Company’s response letter of July 15, 2009 (the “Initial Response”) with respect to comments number 1 and 2 of the letter sent by the Staff on July 10, 2009 with respect to the Schedule TO.

The text of the Staff’s original comments number 1 and 2 has been included in this letter for your convenience. Capitalized terms used in the responses that are not defined in this letter have the meanings given to them in the Schedule TO.

Offer to Exchange

1.	Please advise us as to how the Offer to Exchange was disseminated. If you disseminated the Offer to Exchange by email only, please explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the eligible holders and the manner in which they typically receive company communications.

As discussed with the Staff, we respectfully submit that the delivery of the offer documents in manner described in the Initial Response complies with the electronic delivery requirements outlined by the Commission in its Release No. 33-7233, as well as Release No. 33-7288.1 We

[1]	Use of Electronic Media for Delivery Purposes, Securities Act Release No. 33-7233 (Oct. 6, 1995) was followed by Securities Act Release No. 33-7288 (May 15, 1996) and Securities Act Release No. 33-7856

Peggy Kim, Esq.

July 22, 2009

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note for the Staff that the procedures used by the Company to deliver the offer documents to eligible employees are similar to those described in example 1 under Section IV of Securities Act Release No. 33-7288. In that example, the issuer uses its email system to disseminate documents required under the Securities Exchange Act of 1934 and the electronic mail either includes the actual document or announces the availability of the document and provides information as to how to access the document through the local area network. In addition, in the example the employees of the issuer use electronic mail in the ordinary course of performing their duties and ordinarily are expected to log-on to electronic mail routinely to receive mail and communications. The Commission stated that the method of delivery used by the issuer in the example would satisfy its delivery obligations with respect to employees who use the company’s electronic mail system in the course of performing their duties. As described in the Initial Response, all employees of the Company use email regularly in the course of performing their duties and are ordinarily expected to access their emails routinely. Accordingly, we believe that the Company has likewise satisfied its delivery obligations with respect to offer documents to eligible employees as required under Rule 13e-4(e).

2.	We note that eligible holders must make their election through the website maintained by Mellon and that you will make computer and internet access available at office locations to those employees without internet access. Please advise us as to why you believe restricting the means of tendering to this process is appropriate. We may have additional comment.

As discussed with the Staff, we believe that the means for eligible employees of the Company to exchange stock options on the Offer Web Site (as defined in the Initial Response) as described in the Initial Response is appropriate for the Offer, and that providing an alternate means for making elections is not necessary given the Company’s particular circumstances.

As described in the Initial Response and as discussed during our conversations with the Staff, the Company’s employees are very accustomed to electronic communications in the workplace. Each of the Company’s employees is provided with his or her own computer as well as an email address. A significant level of interaction in the workplace is accomplished through electronic communication. In particular, employees manage and take action with respect to their Company stock options through electronic means on a web site managed by E*TRADE, and the employees’ overall experience with respect to their Company stock options is predominately electronic. This is also the case with respect to many other compensation and benefits activities at the Company, including payroll matters, participation in the Company’s employee stock purchase plan and all other employee benefit programs. In nearly all circumstances, electronic methods are the exclusive means for employees to access, manage or otherwise take action with respect to these programs and alternative means, such as paper delivery of documents, are not available. Accordingly, employees of the Company are accustomed to managing not

(May 4, 2000). In each of the subsequent Securities Act Releases Nos. 33-7288 and 33-7856, the Commission stated that the framework established in the initial Securities Act Release No. 33-7233 was still applicable and that issuers and applicable third parties should continue to apply the same considerations, including the principles of notice, access and evidence to show delivery, in using electronic media, as described therein.

Peggy Kim, Esq.

July 22, 2009

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only their stock options through the internet but also all of their other employee benefits, and their experience with respect to compensation and benefits matters generally is largely electronic.

We understand that the Staff is particularly concerned with the scenario in which an eligible employee is not able to access the Offer Web Site close in time to the expiration of the Offer principally as a result of hardware or software problems with his or her computer or other problems associated with the Offer Web Site (e.g., the employee’s computer is not functioning properly, the Offer Web Site goes down or general internet access is unavailable). The Company believes that the likelihood of such an occurrence is low and that in any event the Offer has been structured in a manner designed to address any such “last minute” problems. As discussed with the Staff, the Company’s exchange agent for the Offer, BNY Mellon Shareowner Services, has committed in its engagement agreement with the Company to use commercially reasonable efforts to achieve 99% uptime availability of the Offer Web Site through the expiration of the Offer, and in fact, to date the Offer Web Site has been accessible 100% of the time since commencement of the Offer. As a result, the Company currently has no reason to expect that the Offer Web Site will not be available to eligible employees for any period of time prior to the expiration of the Offer.

If an eligible employee is unable to access the Offer Web Site because of hardware or software problems with his or her computer or other problems associated with the Offer Web Site, he or she can contact Mellon or the Option Exchange Administrator as directed in the offer documents or the appropriate IT personnel at the Company to quickly address the particular issue. In addition, as described in the Initial Response, the Company will make computer and internet access available to any employee who does not have such access for any reason. While the Company believes that the length of the Offer is ample for the eligible employees to consider whether or not to participate in the Offer, the Company understands that some employees may choose to wait until close to the expiration of the Offer to make their elections. As discussed with the Staff, the Company specifically provided for an Offer period that is 21 business days, such that the Offer will expire at 8:00 p.m., East Coast time (5:00 p.m. Pacific time—the end of the Company’s business day), instead of the more customary expiration at midnight on the 20th business day, to enable any eligible employees who choose to wait until the last day to make their elections to have an opportunity to have any computer-related problems fixed during the business day when Mellon, the Option Exchange Administrator and the Company’s IT personnel would be most available. Even if an employee encountered a problem with his or her computer or was otherwise unable to access the Offer Web Site at the last minute, providing an alternate means to make an election by delivering a paper form would not ensure that the eligible employee could make an election in any case because it is unlikely that the election form would be delivered prior to the expiration of the Offer. In this regard, the Company notes that employees generally have less access to fax machines than to other computers at the Company’s office locations. In addition, it would be virtually impossible for an employee to send a completed election form to Mellon by U.S. mail on the last day of the Offer in a manner intended to guarantee delivery prior to the expiration time of the Offer.

The Company nevertheless acknowledges the Staff’s concern that it is possible that due to a hardware, software or internet-related problem an eligible employee may not be able to

Peggy Kim, Esq.

July 22, 2009

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participate in the Offer. As discussed with the Staff, in order to address the Staff’s concern, the Company represents that if, at or near the expiration of the Offer, the Company becomes aware that any eligible employees were not able to access the Offer Web Site due to hardware, software or internet-related problems or other similar circumstances, it will extend the Offer for a period of time sufficient to address such hardware, software or internet-related problems or other similar circumstances to enable the affected employees to participate in the Offer. Any such extension would be implemented in accordance with Section 14 of the Offer to Exchange and subject to applicable securities laws.

We appreciate the time and attention you have given to these matters. Please direct any further questions or comments concerning the Schedule TO or this response letter to me at (650) 843-5750. Please direct any further facsimile communications to me at (650) 849-7400.

Very truly yours,

/s/    Michelle Sonu Park

Michelle Sonu Park

cc:	Suzanne Sawochka Hooper, Esq. James B. Bucher, Esq., Exelixis, Inc. Jennifer F. Drimmer, Esq., Exelixis, Inc.